Exhibit 99.1

ParaZero Successfully Delivers Custom Drone Safety System to one of the Largest Global Automotive Manufacturers

ParaZero met the customer’s goal and delivered a custom system for extremely demanding flight conditions according to the automotive manufacturer’s proprietary aircraft program

Tel Aviv, Israel, Dec. 03, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company or “ParaZero”), an aerospace company focused on safety systems for defense and commercial drones and urban air mobility aircrafts, announced the successful delivery of a special drone safety system project for a leading Fortune 500 automotive manufacturer (“the Customer”) as part of the Customer’s proprietary drone program.

The project included the design, development and delivery of a custom ParaZero SafeAir™ system specifically engineered to meet exceptionally demanding flight conditions and specifications unique to the Customer’s proprietary aircraft program. This initiative commenced at the design stage, ensuring optimized and seamless integration of the safety system onto the aircraft and addressing its unique flight envelope and operational characteristics. This delivery highlights ParaZero’s ability to provide advanced safety solutions for diverse aerial platforms, including multirotor, single rotor, fixed-wing, VTOL, manned and unmanned vehicles, and urban air mobility aircraft.

The successful execution of this project further highlights ParaZero’s reputation for developing custom product variants tailored to meet the stringent requirements and standards of aircraft across various industries. It also serves as a testament to the long-standing relationship between ParaZero and the Customer, which spans multiple successful collaborations. In late 2023, ParaZero received its second purchase order from the Customer, reinforcing this ongoing partnership.

Boaz Shetzer, CEO of ParaZero, commented, “We are proud to have delivered a custom safety system that meets the exact standards of a global industry leader. This milestone represents the continuation of a strong and growing relationship with a Fortune 500 automotive manufacturer. With several past and ongoing projects, we remain committed to supporting their innovation and success with our industry-leading safety solutions.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its reputation for developing custom product variants tailored to meet the stringent requirements and standards of aircraft across various industries and its commitment to supporting the customer’s innovation and success with our industry-leading safety solutions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com